601 Lexington Avenue New York, New York 10022

(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 10, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:                 Mr. Justin Dobbie

Ms. Tonya K. Aldave

Re:                             Armored AutoGroup Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 22, 2012
File No. 333-180736

Dear Mr. Dobbie and Ms. Aldave,

This letter is being furnished on behalf of Armored AutoGroup Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated July 5, 2012 to J. Andrew Bolt, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-180736) (the “Registration Statement”) that was filed on June 22, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.  Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.               Staff’s comment:  We note your response to our prior comment 2 and your revised disclosure. For each of the statements below, please identify the source of the data in your prospectus and provide us with a copy of the source:

•                  “[w]e believe this represents approximately 48% and 58% of the overall U.S. appearance and performance products categories, respectively” on page iv;

•                  “[w]e believe this represents approximately 11% of the overall U.S. appearance and performance products categories” on page iv;

•                  Wal-Mart and Sam’s Club sales are “estimated to represent 34% and 25% of the overall U.S. appearance and performance product categories, respectively” on page iv;

•                  the number of miles driven and the average age of cars is “expected to grow over the next several years” on pages 2 and 75;

•                  the need for fuel additives will increase due to “rising use of ethanol in fuel blends and the growing prevalence of smaller engines,” on pages 2 and 76;

•                  Armor All “has maintained this leadership position for nearly 10 years despite new market entrants” on pages 3 and 76; and

•                  “the average age of cars over the past two years has increased to ten years from eight years” on page 47.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages iv, 2, 3, 47, 75 and 76 to either remove or identify the source of the data in support of each statement highlighted by the Staff above contained in the Registration Statement.  Further, the Company is providing supplementally, under separate cover, a guide with a schedule identifying the titles of each source used, the specific location within such source where each factual assertion appears and where such factual assertion is found in the Registration Statement. Further, each supporting statement within the sources has been marked to expedite the Staff’s review.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Jason K. Zachary

Jason K. Zachary

Cc:	David P. Lundstedt, President and Chief Executive Officer
J. Andrew Bolt, Executive Vice President and Chief Financial Officer